Filed by NxStage Medical, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NxStage Medical, Inc. on behalf of Medisystems Corporation
File No. 000-51567
The following is a transcription of a presentation made by NxStage Medical, Inc. at the William Blair & Company 27th Annual Growth Stock Conference held on June 21, 2007. The webcast of this presentation was posted on the NxStage Medical, Inc. website on June 25, 2007.
Conference call transcript:
<<Benjamin Andrew, Analyst, William Blair & Company>>
Why don’t we get started? Thanks everybody for coming. I’m Ben Andrew, the medical technology analyst of William Blair & Company and I need to make a couple of disclosures. First, I own the stock personally. I’m a long-term believer in this company and also you can see the rest of the William Blair disclosures at Williamblair.com. A couple of quick points and I’ll turn it over to Jeff Burbank, our — the CEO and speaker today as well as Robert Brown, the CFO, who is here as well.
NxStage is what I think of is a transformational company that is really the only way to play what has long been an enormous opportunity for home dialysis that’s not been realized. After traveling with management last week and having a long time to look at this company, it’s clear to me that it is a unique asset and at the strategic decisions that they’re making along the way are helping to reinforce that and turning this into a business that has long-term staying power. So it’s a name I think people should carefully consider and think about but not in a one or two quarter phenomenon sort of thing but it’s a three to five year holding because I think the value accretion over that time horizon will be substantial.
So with that I’ll turn it over to Jeff.
<<Jeffrey Burbank, Chief Executive Officer>>
Thank you Ben and thanks for the opportunity to present today. To start I’d like to bring to your attention our Safe Harbor and give you a second to review that. In addition to myself today we have Robert Brown, who is our Chief Financial Officer at NxStage. We’re really excited about what we’re doing in this space of kidney failure and the care for patients with kidney failure. We brought a technology to market that’s really the smallest by far, the simplest to use and is providing the opportunity for clinicians to deliver the types of therapies, the frequency of the therapy and the location of therapy that they’ve never really been able to do but always wanted to.
This has been a very exciting year for us. In the backdrop, we’re working against a business, a demand that’s growing at about 5% the patient count annually. And it supports multiple multi billion dollar product companies already. So we’re talking about a very substantial market opportunity in this area. We brought to market, the NxStage System One, which his really a technology that allows home and more frequent dialysis to be performed. That’s really the new step forward that NxStage has brought. In the past it hasn’t really been operationally effective to do these types of therapies in these locations and that’s always been in a sense the Holy Grail.
At this point, we have all our clearances, reimbursements working, so we’re really focused on execution. By that I mean growing our sales line and focusing on our cost of goods and getting the business to hum over the long-term. One of the more significant announcements we’ve had most recently is our acquisition of Medisystems which we hope will close toward the end of third quarter beginning of fourth quarter and I’ll go into some detail there.
Before I do that, let me talk about the two market segments that we work into. The first and this was the first market that we entered was and is the critical care market. That is in hospital ICU/CCUs or the care of patients that have a transient kidney failure. The second segment and the larger and faster growing is the chronic care market. And those are treatment of patients that have permanent kidney failure.
Let me spend a second on the critical care market. As I mentioned we started in this, it was easier to get the clinical or the clearances from FDA. It’s about a $100 million US market, it’s primarily made up of consumables, the cartridges or the treatment steps plus the fluid. But it is installed population of machines that get replaced on about a seven to ten year cycle time. So that’s the — there is some growth there but that’s the target.
We focused on getting the largest academic institutions creating a base there. We’ve done a great job of doing that. The vast majority of the largest centers are now converted to NxStage centers, typically converts a 100%. Our competition in this field is Gambro. They had about 95% of the market share when we entered and that’s been significantly dropping ever since we came on. We do it now — I apologize we need to update this slide but it is six reps direct sales in this area.
Most investors focus more on the chronic market. Although critical care has been very helpful in getting us to where we are today. The chronic is the growth engine moving forward. This represents what a typical dialysis center looks like, when a patient is diagnosed with permanent kidney failure, the vast majority will go to a center three times a week for a treatment that lasts about four hours. They have to be there when the center wants them to be there on the schedule for a centre efficiency, it really consumes their life.
Some of the statistics regarding this therapy is obviously a permanent kidney failure is really only two treatment regimes either a transplant or life long dialysis. The vast majority are there due to complications of diabetes or hypertensive and there’s a very high mortality rate. On average there’s about 100,000 new patients a year due to the mortality rate and the incidence.
There are some surprising demographics. Most people think this is disease of the aged, but in fact 30% of the patients are under 50 years old, so that’s a 100,000 patients that are trying to live an active life, trying to fit their therapy into their lifestyle and that’s very difficult when you have to go to a dialysis center three times a week.
The growing prevalence is about 5% as I mentioned, as we project forward, we think that from a patient perspective about 10% to 15% of the patients would be appropriate targets for a NxStage System One type therapy at home. We also think the PD market will continue to stabilize or grow slightly to about 10% of the patient population as the pressures for labor cost and such come on to the providers we think that this is how the market can mature. Although it’s only 15% of the patients it can be totally 43% of the product revenue, because we switch product efficiencies for labor and overhead in the clinic and are able to enhance our product value to our customers, I’ll get to more of that in a minute.
This System One really is an enabler of home dialysis as well as more frequent, both having benefits to the patient. Our system is the first truly portable hemodialysis system, you literally can wheel it into this room, plug it in and start doing you therapy, that’s the first of its kind. Most systems have required significant modifications to the home, they were so large and required a plumber and an electrician to install, that’s the paradigm change we made.
With that portability comes the ability for patients to travel, that’s never really been an option for patients and it has versatility in clinical outcomes, we can do a therapy that’s a short daily, every other day, long treatments, we have really no limitations to the type of prescription that can be written and delivered on our system, so it gives clinicians a broad spectrum to fit to that individual patient’s needs.
We now have some clinical data that’s growing and I’ll come back to that in a minute and we are really at a point where it’s a demonstrated technology, a few years ago there was probably a risk of whether NxStage was delivering a viable technology that could take us forward, we’ve got over a million hours of use and that number is growing quite rapidly.

Here’s the product portfolio, it’s starts with the System One, the Cycler we call it. Cycler has been a term for peritoneal dialysis and maybe one of the easiest ways to think about NxStage is that we took all the benefits of a viable business model that primarily Baxter has in peritoneal dialysis, which is the only other home therapy and it has some clinical limitations that hemodialysis doesn’t have. So what we’ve tried to do is replicate that business model as closely as we could, but solve the clinical challenge of peritoneal dialysis with the therapy approach of hemodialysis.
So by putting those together we come up with a small simple portable Cycler, a daily treatment cartridge, the fluids required, it’s about the same quantity of fluid that peritoneal dialysis uses. We’ve gone one better, we now have a system we call the Pure Flow SL, it produces the therapy fluid from tap water in the patient’s home, so effectively now we’re just shipping concentrate that get mixed, tested and prepared for the patient automatically and then the last segment of our product feature is this what we call OneView that’s primarily used in the ICU/CCU environment where you want automated charting, you want remote monitoring, online help, those types of things to help with turnover and rapid education in those areas.
One of the very unique aspects of NxStage is that we really do have a benefit for all the major stakeholders, those being the providers who are proving dialysis, the patients that are receiving the dialysis, but ultimately the payer who’s paying for all this, and that’s quite unique. There aren’t many therapies that have that type of impact that can cover all these stakeholders.
But so do patients and patients really fall into two categories of benefits, the first is the clinical benefits. In all the ways you measure whether the therapy is better, it seems to be better, it reduces the drug utilization, it lowers hospitalization, it provides better surrogates for outcomes and nutrition like Albumin levels, things like that and ultimately although the data is a little bit thin right now, there’s been shown a improvement in mortality. So from every measure that we know today, it — more frequent therapy improves those dimensions. The other is freedom. When you have to be at a center three times a week for a therapy that lasts about four hours, it consumes your life. You have to be there when they tell you to be there because of the efficiency that our providers require to deliver therapy under.
So now you can put it into your schedule, you can put it into your location, it just opens up tremendous flexibility, which in a standby (ph) it gives them their life back. They can fit their therapy into their life versus their life into their therapy. The positive data on the clinical outcomes will keep rolling out. Last year at the American Society in Nephrology, which is the big industry meeting typically in the fall, all of the major dimensions of measures on clinical improvement were again proven to improve with the daily therapy.
So phosphorous removal, which is something, that’s very difficult to do in dialysis and there’s a whole pharmaceutical industry built up while removing phosphorous has improved with longer and more frequent therapies. Improved albumin levels and achieving clinical targets, on and on and on, we also have adopted pure fluid or ultra pure fluid, which we believe, has additional benefits clinically to the patient.
Now lets turn to the payors, the payors receive the benefit in that — this is — the treatment is only a small portion of the total cost per care per patient. So to the extent that you can have or deliver a better therapy, you can save significant cost and the other cost elements of caring per patient. For instance in all of the clinical studies that have been published, hospitalizations have dropped between 30% and 67% which is you know, un-conservatively, it’s $10,000 per patient per year of savings there plus the drug reductions between $2,000 and $5,000. So Kaiser has done a very nice study, it said in doing more frequent care, even though the care could be more expensive, they still save $10,000 to $20,000 per patient per year. So the economics are persuasive on doing this type of therapy.
Some people confuse our business model. We don’t sell to patients directly. We sell to dialysis providers. We are not trying to change their business model. This is exactly the way peritoneal dialysis works. So you know part of our adoption isn’t changing the way dialysis providers do their business. We sell our products to the dialysis clinic. The dialysis clinic has a bundle of services. They train the patient, they also provide social worker, dietician, medical management, things like that which is really their value add, they seek reimbursement from the payors and the only difference is that we ship the supplies and have a direct relationship with the patients. So that’s just for our convenience, but our accounts receivable are a standard commercial terms with the dialysis center.
For a provider, there are a number of emerging pressure points for them. Certainly they are always under the pressure of increasing their profits. Most of the providers are four profit dialysis centers, the two biggest being DaVita and Fresenius. They’re looking for ways to lower their costs. Product costs are a very small portion of their total cost. It’s really labor and overhead. So to the extent we can shift that into the patients home that is a big benefit for them.
They are also looking for ways to differentiate themselves and a better therapy does that. They can go to payors and have the discussion about listen how we — listen to how we can improve outcomes and reduce your cost with a better therapy. So on a number of dimensions, we think we have a product offering that really facilitates the mission of our customers.
The NxStage patient is not the typical dialysis patient. As I mentioned, we think about 10% to 15% of the patients are appropriate patients. But the dynamics of those, or the statistics of those are very impressive. About 40% to 50% of them are new to the center. So that means the center can actually double their growth rate by adopting NxStage being an early adopter, so there’s a tremendous reward for doing that. Second, is they tend to be younger, and younger tends to correlate with a better payor.
So our patients on average are 30% to 40% private payor whereas the national average, it’s closer to 10% to 15%. So these are the patients that a provider would want. And that is one of the things that is driving the adoption of NxStage. If you cap that into a pretty simple high level analysis, for a dialysis center that has about a 100 patients, adding 15 NxStage patients can add you know almost 30%, 20%, 30% to their bottom line. It’s an impressive outcome of these — of the shift in patients.
So how have we done? We systematically added centers that had that offer. NxStage has about 4,400 dialysis centers in the US. Our strategy has always been to get fewer centers with more patients. We like to go deep strategy, we think people will get better at the therapy, they will do better job and build great programs with a lot of efficiency. We are just under 1,300 patients at the end of the first quarter. That led to a nice progression of revenue growth. You can see the critical care in green and obviously we started early on with that — that’s grown nicely, as well as now you can see the growth engine of chronic. We are about 30% critical care this year, that percentage will drop, we think in terminal business or a mature business, it would be about 10%.
Now let me turn and give you some highlights of the Medisystems acquisition. This is new information, so we want to make sure you all understand the strategy behind it. I will hit on the transaction, some of the benefits and run you through their product portfolio. Medisystems is a privately owned company; their owner is on our Board of Directors. They manufacture the cartridge or assembled our cartridge for us, it is a long-standing relationship, they have manufacturing facilities in Italy and in Mexico. They are highly vertically integrated; they buy resin, mold components, automatically assemble those and then ship them to Mexico where all the manual assembly is done into final tubing sets.
They had revenues, non-NxStage revenues of approximately 60 to 61 million and about 4.5 million of NxStage revenues. The transaction is 6.5 million shares, no cash, all shares and David Utterberg, the Founder will remain on our Board of Directors. There are some things about this business that make this very important to us. At the end of the day, 80% of our cost of goods are disposables. This is a disposable business. And we want to be able to successfully compete over the long term. The last thing I wanted to see is NxStage validate a market only for somebody with more resources and more vertically integrated than us come in and capitalize on that after we demonstrate the market opportunity.
This positions us at the same capacity as any other competitor in this industry. This puts us as largest for Fresenius, Gambro, Baxter, in terms of providing this capability. We would either have to build this capacity or capability or buy it in the long term. The reason it made sense to buy it in a shorter term was it does help us with our cash flow, it does reduce our probability of raising additional capital, so with a good time from the cash flow, it was a great move from a strategic capability perspective and it allows us to tap into the manufacturing margin associated with our product. So very excited about the opportunity.
In terms of the product that Medisystem currently has, they distribute through Henry Schein, that’s their distributor, they are not direct to the market. They have a very solid US brand of Medisystem. They make tubing sets for other machines, Fresenius, Baxter, B. Braun machines and have a leading position in the independent market, obviously Fresenius uses their own tubing tests in their own clinics.
They have brought a lot of innovation in terms of ease of use of these, additional features, safety features and so on and so forth and are recognized for their quality and features. They are also the market leader in A.V. fistulas or the needles required to connect to patients, and their innovation that really has taken over their market is a product called MasterGuard, as the safe needle legislation came into place, they have the most innovative easy to use safe needle product on the market. They have now brought a new innovation called button holding, button holding is particularly interesting to us, it reduces the complication and pain of [indiscernible] a patient, which becomes very important as you move patients into the home. They are the leader in that application as well. And finally, they have some ancillary products and obviously they assemble our set as well.
We put this list up in front of folks at the beginning of the year and I wanted to come back to it. Our Pure Flow SL conversion is going nicely that’s a significant product launch, which took us from zero to very high penetration in a very rapid period of time. It hasn’t been flawless, it never is, but we have done a good job of satisfying customers as we have gone through this penetration and are on track for our targets in that rollout. Deeper customer relationships, we have signed three significant customer relationships at the beginning of this year, the one that is most recognized is our agreement with the DaVita, but we also signed with Renal Advantage and Satellite-Wellbound Group, so three very large players in with a focus on home care.
Freedom trial goes well. We’re about 20% enrolled. That’s our trial to demonstrate the long-term economic benefits, as well as some of the clinical benefits, more frequent in home care. Home therapy, these last two bullets on the top line, the awareness as well as the improvement and reimbursement are the things that you just work out all the time. We’re looking for improvements in the training fees that are paid by CMS for home treatment and then you can see, I think if you watch us closely, a continuous growth in the local news of home dialysis success. Things like that that you’ll see.
We tend to focus our advertising and marketing locally. We want to get our centers established and then drive them into that center. National awareness is not our focus at this point. In terms of operation, we did enter into a long-term supply agreements. One that’s very important to us was the Membrana agreement, which provides our fibers for our dialyzers that we manufacture ourselves at the 10-year agreement, very please about that arrangement.
Operational scale, you know in manufacturing, there’s really three things that are driving our economic success. One is scale, obviously to the extent that we grow, we benefit ourselves there. The second is technology, there are a number of technologies that we can take advantage of with as many as — some acquisition that we have unto this time. And our third is structure. We now get a vertical integrated product that has low cost manufacturing access in Mexico, Italy and so on. So we think we have the footprint to be very successful at this point.
Distribution recent network is ongoing. This is a business of getting products to patient’s homes. There is some complexity in that. We are not where we want to be, but as our scale grows it helps us to put new structures in place. And gross margin profitability and we’ve said we plan to transition from being a negative gross margins, positive gross margins, mid-year, this year.
So just a sum up. Again, a very large business backdrop, multi billion dollar product companies in this industry. We hope to be very successful with our new way of doing therapy. System one, both home and more frequent dialysis are really the key benefits that we bring to the industry and it has a lot of value for all the key stake holders. And now it’s a game of building our sales and building our operational effectiveness and we’re very focused on that and we believe we’re making the right moves to get there, and then obviously the Medisystems agreement. So with that, we can wrap up and...
<<Benjamin Andrew, Analyst, William Blair & Company>>
Yeah. Well, we’re actually early, if there is any questions, we can take here, the break out will be held in the Bayer [indiscernible].
Q&A
<Q>: [Low audio]?
<A — Jeff Burbank>: Yeah.
<Q — Ben Andrew>: Could you repeat the question, Jeff?
<A — Jeff Burbank>: The question was, he said that the — our system one is similar to a Baxter machine, is there protection either in intellectual property or other ways? Similar in that, it’s a machine of the size, it runs off of electricity, it uses a plastic disposable. They’re completely different in their capabilities. A PV machine is only moving fluid in and out of the patient’s abdomen, ours is moving fluid and blood so there is multiple fluid streams that have to be controlled very precisely. So there is quite a difference technologically. Regarding our patent portfolio, we do have a number of patents we believe that we are patenting the right things, but it is an old industry, so that’s only one element that you use to protect from a competitors response. The time to market is quite long. The investment to get there is quite large and your operational capability of putting all these technologies together, the dialyzer, which currently, you know Baxter doesn’t make their own dialyzers at this point, they got out of that business, couldn’t I guess compete. So there’s a lot of pieces that have to be in place. Tubing set manufacturing capability, dialyzer, electronics, hardware, fluids, so it’s a rich technological challenge, that really is why, a number of companies have tried this in the past, but really haven’t been successful to the extent that we have. So it’s a very difficult challenge.
<Q>: It took you several years to sort of work out the kings in the development, is that a fair comment?
<A — Jeffrey Burbank>: Yeah. We were founded in 1999, so it took us from then until to now to get to where we are.
<Q>: [Low Audio]?
<A — Jeffrey Burbank>: This machine currently weights 75 pounds and there is an opportunity to reduce size and weight overtime.
<Q>: [Low Audio]?
<A — Jeffrey Burbank>: You want to take that one Robert? Did you hear — would you repeat the question?
<A — Robert Brown>: Sure, yeah, the question was cash on the balance sheet, the cash burn and when we’re going to get the break even? As of the end of Q1 we had $70 million for the cash, the last three quarters we burned $16 million, about — excuse me, about ten of that was in operational, about six to seven was in — actually we rent the machines, so we actually had to put the machines on our balance sheet and amortize them over five years. So that was part of the cash burn and then what we’ve said is that we expect to be profitable by the end of 2008.
<A — Jeffrey Burbank>: Yeah, I think one of the significant moves to tie in balance sheet to our relationships with RAI and DaVita, in those agreement they’re now purchasing the equipment versus renting, so that — it’ll show up very similar, because we amortize those sales over the life of that contract, but on a cash flow basis we’re receiving those funds upfront. So it significantly changed our model with those two significant customers.
<Q — Ben Andrew>: Robert, maybe comment on the effective Medisystems on need for future cash raise and things of that sort?
<A — Robert Brown>: Okay, I think the Medisystems systems helps us quite a bit, as you look forward it probably moved our profitability in about three quarters or so. Also, you know, we will be immediately gross margin positive with Medisystems and you know we get the profitability sooner, it also gives us a much stronger balance sheet, that’s why we think actually it reduces our — the probability of us having to go actually do another equity raise, we think the opportunity for debt financing is much, much greater having Medisystems as part of NxStage.
<Q>: [Low Audio]?
<A — Robert Brown>: That’s at the end of ’08, yes.
<A — Jeffrey Burbank>: Too many people in charge on something.
<Q>: [Low Audio]?
<A — Jeffrey Burbank>: We do.
<Q>: [Low Audio]?
<A — Jeffrey Burbank>: DaVita is one customer, we have many customers, Fresenius is a customer that we will continue to work with the centers that we had worked with before, we signed a DaVita agreement, but we won’t expand our relationship with Fresenius beyond those.
<Q>: [Low Audio]?
<A — Jeffrey Burbank>: We hope they think that because we hope that’s what drives adoption.
<Q>: [Low Audio]
<A — Jeffrey Burbank>: Too early to tell. I think —.
<Q>: [Low Audio]
<A — Robert Brown>: They have a system that they represent as the home system. It’s called the 2008K at home. In all of the situations where patients have had the opportunities NxStage or the Fresenius product they have tended to go to NxStage, 90% plus. So we don’t see it as today a competitive response to the NxStage System One. However you would expect their product company and overtime they would have some sort of product response to NxStage. It takes as I mentioned a while to do that. We wouldn’t expect to see much before two to five years something in that range. So we think we’ve got some time to build up our market share and grow our execution before we see any significant new response from a product respect.
<Q>: [Low Audio]
<A — Robert Brown>: Right now, we bundle the two. So, we don’t breakout the machine from the disposable. In the long-term, certainly the disposables are a little bit higher margin than the machine. How that all works out, we’re just — because we haven’t had to split it out, we haven’t allocated and depending on competitive response things like that we’ll decide how to do that. In the critical care market where we do sell the machines, machine sells for about $24,000 and then there is an ongoing revenue from the disposables and the disposables are gross margin positive nicely for us. So overtime that will obviously change, both will approve.
<A — Jeffrey Burbank>: We estimate that when you look at the monthly cost of that system to clinic they typically charge 1,500 so 18,000 a year for the basket and in situations where they sell to clinic their machine instead of place it in a rental, they still get about a 1150 installers just for this closable piece per month, so you can sort of think of it that way in terms of the economics, but again they get the cash upfront in that case which is better to the company.
<Q>: [Low Audio]?
<A — Jeffrey Burbank>: Yeah, there — our business is very mathematical in that sense that it’s a growing annuity type of structure when we add a new center or a center that is offering and training on next stage, we expect somewhere between seven and nine patients over a 12 month period and they will continue to grow over the next two years till they achieve about a ratio of 20 to 25 patients per training person, now that’s based on a certain assumption of training efficiency and certain assumption of dropout rate, but as you add new centers they continue grow in that, if they continue have demand they’ll add another training resource and continue to grow up the 50 patients or so and on and on. We do have some centers that are at or above 50 at this point, so we have seen that — from a couple of dimensions we have seen centers stay on that growth rate, we have seen those ratios of training to patients continue to mature and we have seen the patient penetration rate now in excess of the 10% that we face is probably appropriate target, so we are starting to validate some of the assumptions that we had built into our business model. Yeah.
<Q>: Talking about your present trend, [Low Audio] and what might be constraining that?
<A — Jeffrey Burbank>: Yeah, I think on the patient add time the dedicated training resources are the opportunity and the challenge to the extent that we have customers that are dedicating people to train NxStage patients, then we benefit with patient adds. So at that level its really training — dedicated training resources and that is a negotiation of the opportunity for the provider how quickly they want to dedicate resources, how willing are they to invest forward to create these programs. And then the second is starting new centers and I would say its — there is two approaches there, one is the corporate approach, which is what we are doing with DaVita, or DaVita builds a plans tells us where they want to start and we do it, very efficient there. The other is starting the independent hospital base physician owned centers and that tends to be a one or two center at a time, there is some sales effort and its not as efficient as a DaVita or RAI or Satellite, but it still expands our offering at centers.
<<Benjamin Andrew, Analyst, William Blair & Company>>
I think we need to wrap up and head there off for the breakout, but thank you very much Jeff for you presentation.
<<Jeffrey Burbank, Chief Executive Officer>>
Thank you.
END
Safe Harbor for Forward-Looking Statements
Statements in this transcript regarding the proposed transaction between NxStage and Mr. Utterberg and the Medisystems entities to be acquired by NxStage and any other statements about NxStage managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. Examples of these forward-looking statements include statements as to the anticipated benefits of the transaction between NxStage and Mr. Utterberg and the affiliated Medisystems companies, including anticipated improved scale of operations, anticipated benefits in financial performance, including the timing for achieving positive gross margin and profitability, anticipated retention of key employees of Medisystems, anticipated reductions in execution risks, expectations with respect to NxStage’s leadership role within the industry, anticipated cultural and strategic fit of Medisystems and NxStage, anticipated benefits to employees, customers, and NxStage stockholders, anticipated demand for home and or daily dialysis products, including demand for NxStage’s products and anticipated timing and success of the closing of the proposed transaction. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, risks related to growth in home or more frequent hemodialysis, market acceptance and demand for NxStage’s products and the other factors described in NxStage’s Annual Report on Form 10-K for the year ended December 31, 2006 and its most recent quarterly report filed with the SEC. NxStage disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof.
Additional Information about the Stock Purchase and Where to Find It
In connection with the proposed transaction between NxStage and Mr. Utterberg, NxStage intends to file a registration statement that contains a proxy statement/prospectus with the SEC. Investors and securityholders of NxStage are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction when it becomes available because it will contain important information about NxStage, Mr. Utterberg and the Medisystems entities to be acquired by NxStage and the proposed transaction.
NxStage stockholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about NxStage, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus, and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, can also be obtained, without charge, by directing a request to NxStage Medical, Inc., 439 South Union Street, Fifth Floor, Lawrence, Massachusetts 01843 Attention: Investor Relations; telephone (978) 687-4700.
Participants in the Solicitation
NxStage, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NxStage’s directors and executive officers is contained in NxStage’s Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007 and its most recent annual meeting proxy statement filed with the SEC on April 30, 2007. These documents are available free of charge as described above. Mr. Utterberg is a director of NxStage and currently owns approximately 7.2% of NxStage’s outstanding common stock. Please see the disclosure above relating to Mr. Utterberg’s interest in this proposed transaction. Information regarding the special interests of NxStage’s directors and officers in the proposed transaction will also be included in the proxy statement/prospectus referred to above.